EXHIBIT 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
ARCHER-DANIELS-MIDLAND COMPANY
(DOLLARS IN THOUSANDS)

	2002	2003	2004	2005	2006
EARNINGS
EARNINGS BEFORE INCOME TAXES	$718,937	$630,973	$718,011	$1,516,375	$1,855,250
LESS: EQUITY EARNINGS OF LESS THAN 50% OWNED UNCONSOLIDATED AFFILIATES	(9,122)	(14,138)	(84,931)	(90,415)	(66,592)
LESS: CAPITALIZED INTEREST INCLUDED IN INTEREST EXPENSE BELOW	(6,023)	(4,002)	(6,909)	(10,868)	(10,942)

TOTAL EARNINGS	703,792	612,833	626,171	1,415,092	1,777,716

FIXED CHARGES
INTEREST EXPENSES:
CONSOLIDATED INTEREST EXPENSE	355,956	359,971	341,991	326,579	365,180
CAPITALIZED INTEREST	6,023	4,002	6,909	10,868	10,942

TOTAL INTEREST EXPENSE	361,979	363,973	348,900	337,447	376,122
AMORTIZATION OF DEBT DISCOUNT AND EXPENSE	1,950	1,157	1,039	1,029	1,149
ONE-THIRD OF RENTAL EXPENSES	27,639	32,744	40,450	38,787	42,876

TOTAL FIXED CHARGES	391,568	397,874	390,389	377,263	420,147

EARNINGS AVAILABLE FOR FIXED CHARGES	$1,095,360	$1,010,707	$1,016,560	$1,792,355	$2,197,863

RATIO OF EARNINGS TO FIXED CHARGES	2.80x	2.54x	2.60x	4.75x	5.23x